Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Fri, July 13

The Dutch Supreme Court’s Ruling

Dear Colleague

Today, the Dutch Supreme Court ruled that ABN AMRO can proceed with the sale of its US retail and commercial banking business (LaSalle) to Bank of America, without first seeking the consent of its shareholders. The ruling overturned a previous decision by a lower Dutch court that the sale had to be decided by shareholder vote.

I am pleased with this outcome. What we needed was the right decision and a clear decision. We have both. We have said all along that what Barclays offers is value, deliverability and certainty. This ruling endorses that view. Barclays and ABN AMRO can together build one of the best banks in the world. The opportunities that the combined organisation will generate for shareholders, for customers and for employees are immense. Today’s ruling brings that vision closer.

We are now finalising our formal offer to shareholders, which we plan to launch later this month.

Thank you for your patience, and for your support.

I will be in touch again soon.

John

John Varley

Group Chief Executive

Follow this link to read an English summary of the ruling on the Dutch Supreme Court website.

SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

Certain statements and assumptions in this document and in the documents incorporated by reference contain certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the combination between ABN AMRO and Barclays within the expected time frame and on the expected terms (if at all), the benefits of the combination transaction between ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue benefits, projected levels of growth in the banking and financial markets, the combined group future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in ABN AMRO’s and Barclays filings with the U.S. Securities and Exchange Commission (“SEC”), including the ABN AMRO 2006 Form 20-F and the Barclays 2006 Form 20-F, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com, respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made in this document speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO or Barclays has made or may make in documents ABN AMRO or Barclays has filed or may file with the SEC.